

September 17, 2012

<u>Via E-mail</u>
Darren Marks
Principal Executive Officer
DNA Brands, Inc.
506 NW 77th Street
Boca Raton, FL 33487

> **Re: DNA Brands, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed April 13, 2012**
> **File No. 000-53086**

Dear Mr. Marks:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 9A. Controls and Procedures, page 48

1. It appears that management has neither completed its assessment of, nor provided its report on, internal control over financial reporting as of December 31, 2011. Management's report should include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting; identify the framework used by management to evaluate the effectiveness of the company's internal control over financial reporting; assess the effectiveness of the company's internal control over financial reporting; and include a statement as to whether or not internal control over financial reporting is effective as required by Item 308(a) of Regulation S-K. Please revise or advise us.

2. Please note that the failure to provide management's report renders the above referenced annual report materially deficient. Accordingly, please revise the filing to state that your disclosure controls and procedures were not effective as of the end of the fiscal year covered by the report.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

-   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director